Commission File Number 001-31914

Exhibit 99.1

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Profit Distribution Plan of China Life Insurance Company Limited

for the Year of 2019

Important Notes:

•	Distribution Amount Per Share: the amount of cash dividends to be distributed is RMB 0.73 per share (inclusive of tax).

•

The profit distribution will be based on the total share capital as registered on the equity rights record date of the implementation of the distribution. The dates in the following expected timetable are only tentative. Specific dates will be specified in the announcement on implementation of the distribution.

Stock Category	Tentative Equity Rights Record Date	Last Trading Date	Tentative Ex-Dividend Date	Tentative Date of Distribution
A shares	July 15, 2020	—	July 16, 2020	July 16, 2020

•	The implementation of this profit distribution plan is subject to the review and approval at the 2019 Annual Shareholders’ Meeting of the Company.

I.	Profit Distribution Plan

The 2019 consolidated financial statements of the Company prepared in accordance with the China Accounting Standards for Business Enterprises have been audited by Ernst & Young Hua Ming LLP. In 2019, the net profit attributable to equity holders of the Company is RMB 58,287 million, and the net

Commission File Number 001-31914

profit of the Company is RMB 58,565 million. The Board of Directors reviewed and proposed the profit distribution plan for the year of 2019 as follows:

1.	Pursuant to the offering circular of Core Tier 2 Capital Securities issued by the Company in July 2015, distribute general equity instrument proceeds in the amount of RMB 394 million;

2.

Pursuant to the Company Law of the People’s Republic of China and the Articles of Association of the Company, allocate to the statutory common reserve fund the amount of RMB 5,857 million, which is 10% of the after-tax profits;

3.

Pursuant to the Financial Rules for Financial Enterprises issued by the Ministry of Finance and other regulations, allocate to the general risk reserve fund the amount of RMB 5,857 million, which is 10% of the after-tax profits;

4.

Pursuant to the Company Law of the People’s Republic of China and the Articles of Association of the Company, allocate to the discretionary common reserve fund the amount of RMB 5,857 million, which is 10% of the after-tax profits;

5.

The Company plans to distribute cash dividends to all shareholders in the amount of RMB 0.73 per share (inclusive of tax). As of December 31, 2019, the Company has issued 28,264,705,000 shares, based on which the amount of cash dividends to be distributed is expected to be approximately RMB 20,633 million (inclusive of tax). The proportion of the total amount of cash dividends to be distributed for the year of 2019 by the Company to the net profits attributable to the equity holders of the Company in the consolidated financial statements is 35%;

6.

After the above-mentioned distribution of after-tax profits for the year of 2019, the undistributed balance shall be carried forward to the undistributed profits and to be distributed in the following years. No capital reserves will be converted to equity capital during this distribution.

As of December 31, 2019, the core solvency adequacy ratio of the Company is 266.71%, and the comprehensive solvency adequacy ratio is 276.53%. As affected by this profit distribution, the solvency adequacy ratio of the Company will decrease by 5.78%.

II.	Decision-making Procedures Performed by the Company

Commission File Number 001-31914

The Company reviewed and approved the Proposal on the Profit Distribution Plan for the Year of 2019 of the Company at the twenty-third meeting of the sixth session of the Board of Directors held on March 25, 2020. The independent directors gave their independent opinions and agreed on the proposal. The Board of Directors agreed to submit the proposal to the 2019 Annual Shareholders’ Meeting for approval.

III.	Relevant Risk Warning

The implementation of this profit distribution plan is subject to the approval at the 2019 Annual Shareholders’ Meeting of the Company.

Board of Directors of

China Life Insurance Company Limited

March 25, 2020

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